United States securities and exchange commission logo





                             August 9, 2022

       Richard Konzmann
       Executive Vice President, Chief Financial Officer and Treasurer Arlington Asset Investment Corp.
       6862 Elm Street, Suite 320
       McLean, VA 22101

                                                        Re: Arlington Asset
Investment Corp.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            File No. 001-34374

       Dear Richard Konzmann:

              We have reviewed your July 20, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 21, 2022 letter.

       Form 10-K for the year ended December 31, 2021

       Notes to Consolidated Financial Statements
       Note 7. Investments in MSR Financing Receivables, page F-12

   1. We note your response to comment 5 and your statement that in reaching the conclusion that you should not
consolidate the financial statements of Seneca, you determined that you should not record
Seneca   s debt obtained from the third-party secured credit facility as a liability within
your financial statements. In light of your requirement to provide
                                                        Seneca with additional
funds to meet a margin call and your exposure to the risk that
                                                        Seneca defaults on its
payment obligations, please tell us what consideration was given to recording the Seneca
debt as a liability within your financial statements. Within your response, please
reference the authoritative accounting literature management relied upon.
   2. We note your response to comment 5, and it does not appear that you have addressed the fourth bullet point
from our comment. We note that you have elected to allow the Seneca
 Richard Konzmann
Arlington Asset Investment Corp.
August 9, 2022
Page 2
         to leverage the MSR financing receivables, and that as of December 31, 2021, Seneca had obtained approximately $40.4 million of financing secured by the MSRs to which the
         Company's MSR financing receivables are referenced. Please clarify how you have accounted for this transaction and reference the authoritative accounting literature management relied upon.
       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have any questions.



FirstName LastNameRichard Konzmann                          Sincerely,
Comapany NameArlington Asset Investment Corp.
                                                            Division of
Corporation Finance
August 9, 2022 Page 2                                       Office of Real
Estate & Construction
FirstName LastName